UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Membership Collective Group Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

586001109
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 586001109

1	NAME OF REPORTING PERSON Pelham Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,494,749
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,494,749
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,494,749
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4% (1)
12	TYPE OF REPORTING PERSON CO, FI
(1) Based on 56,081,537 shares of Class A Common Stock of Membership Collective Group Inc. (the “Issuer”) outstanding as of November 14, 2022, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 16, 2022.

CUSIP No.: 586001109

1	NAME OF REPORTING PERSON Ross Turner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,494,749
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,494,749
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,494,749
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4% (1)
12	TYPE OF REPORTING PERSON IN
(1) Based on 56,081,537 shares of Class A Common Stock of the Issuer outstanding as of November 14, 2022, as reported in the Issuer's Form 10-Q filed with the SEC on November 16, 2022.

ITEM 1(a).	NAME OF ISSUER:

Membership Collective Group Inc. (the "Issuer")

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

180 Strand London, WC2R 1EA United Kingdom

ITEM 2(a).	NAME OF PERSON FILING:

Pelham Capital Ltd Ross Turner

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Pelham Capital Ltd Smithson Plaza 14th Floor 25 St. James's Street London SW1A 1HA United Kingdom

ITEM 2(c).	CITIZENSHIP:

Pelham Capital Ltd - England and Wales Ross Turner - United Kingdom

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.01 per share ("Class A Common Stock")

ITEM 2(e).	CUSIP NUMBER:

586001109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [X] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution: investment adviser regulated by the UK's Financial Conduct Authority.

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned as of December 31, 2022:
Pelham Capital Ltd - 7,494,749 Ross Turner - 7,494,749

	(b)	Percent of class as of December 31, 2022:
Pelham Capital Ltd - 13.4% Ross Turner - 13.4%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Pelham Capital Ltd - 7,494,749 Ross Turner - 7,494,749

(ii) Shared power to vote or to direct the vote:
Pelham Capital Ltd - 0 Ross Turner - 0

(iii) Sole power to dispose or to direct the disposition of:
Pelham Capital Ltd - 7,494,749 Ross Turner - 7,494,749

(iv) Shared power to dispose or to direct the disposition of:
Pelham Capital Ltd - 0 Ross Turner - 0

As of December 31, 2022, Pelham Long/Short Small Cap Master Fund Ltd ("Pelham Small Cap Master") directly held 7,494,749 shares of the Issuer's Class A Common Stock. Pelham Capital Ltd (the "Investment Manager") is the investment manager of Pelham Small Cap Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Pelham Small Cap Master, by both Pelham Small Cap Master and Pelham Capital Management Limited, the manager of Pelham Small Cap Master. Ross Turner, the Chief Investment Officer of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Pelham Small Cap Master.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

As disclosed in Item 4 of this Schedule 13G, Pelham Small Cap Master directly holds 7,494,749 shares of the Issuer's Class A Common Stock. Certain feeder funds that invest in Pelham Small Cap Master may have the right to receive dividends from, and proceeds from, the sale of the Class A Common Stock directly held by Pelham Small Cap Master.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2023

PELHAM CAPITAL LTD

By:	/s/ Fergus Lee
Name:	Fergus Lee
Title:	Compliance Officer

/s/ Ross Turner
ROSS TURNER